UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-217924
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PHILLIPS EDISON GROCERY CENTER REIT III, INC.
(REIT Merger Sub, LLC, as successor by merger to Phillips Edison Grocery Center REIT III, Inc.)
(Exact name of registrant as specified in its charter)
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c/o Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
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Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
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None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
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Approximate number of holders of record as of the certification or notice date: None*

* Pursuant to the Agreement and Plan of Merger, dated as of September 3, 2019, by and among Phillips Edison Grocery Center REIT III, Inc., a Maryland corporation (the "Company"), Phillips Edison & Company, Inc., a Maryland corporation, Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of PECO, and REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO OP ("Merger Sub"), the Company merged with and into Merger Sub on October 31, 2019, at which time the separate corporate existence of the Company ended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merger Sub, as successor in interest to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REIT MERGER SUB, LLC (as successor by merger to Phillips Edison Grocery Center REIT III, Inc.)
	By:	Phillips Edison Grocery Center Operating Partnership I, L.P., its sole member
	By:	Phillips Edison Grocery Center OP GP I LLC, its general partner

Dated: November 1, 2019	By:	/s/ Jeffrey S. Edison
Jeffrey S. Edison, Chief Executive Officer